[MUTUALFIRSTLETTERHEAD]

January 17, 2008

Mr. John Spitz, Staff Accountant
United States Security and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:          MutualFirst Financial, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006

Mr. Spitz,

MutualFirst Financial, Inc. received the following comment from SEC in a comment letter dated January 8, 2008 concerning the Consolidated Statement of Cash Flows in the Form 10-K filed on March 16, 2007.

“We note disclosure on page 44 of your decision to reposition your balance sheet in 2006.  As a result, you sold $24.6M of significantly below market fixed-rate mortgages that had been partially funded with higher rate Federal Home Loan Bank Advances.  Your Statement of Cash Flows discloses that these loans were transferred from held for investment to held for sale.  Further, it appears that you have included the proceeds received on the sale as operating cash flows.  Please tell us how your presentation is in accordance with paragraph 9 of SFAS 102 and revise your filing, as necessary.”

Paragraph 9 of SFAS 102 states the following:

“Some loans are similar to securities in a trading account in that they are originated or purchased specifically for resale and are held for short periods of time.  Cash receipts and cash payments resulting from acquisitions and sales of loans also shall be classified as operating cash flows if those loans are acquired specifically for resale and are carried at market value or at the lower cost of market value.  Cash receipts resulting from sales of loans that were not specifically acquired for resale shall be classified as investing cash flows.  That is, if loans were acquired as investments, cash receipts from sales of those loans shall be classified as investing cash inflows regardless of a change in the purpose for holding those loans.”

MutualFirst Financial, Inc. agrees with the SEC that the loan sale transaction was misclassified as operating activities instead of investing activities in the Consolidated Statement of Cash Flows.  MutualFirst Financial, Inc. proposes that all subsequent financial statement filings reflect the correct classification of the loan sale transaction described above.

We believe it would be appropriate to make these revisions in future filings based on the following considerations and analyses.

1.            The quantitative impact from the misclassification in the Statement of Cash Flows creates a 70% decrease in operating activities and a 650% increase in investing activities. The SEC Staff Accounting Bulletin: No. 99 (SAB 99) states, “But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations.”

MutualFirst Financial, Inc. believes the misclassification is not material as described in the SAB 99.  SAB 99 states, “A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important.”  FASB Concepts Statement 2 states, “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”  A “reasonable person” in our circumstances would be, more than likely, an investor, a potential investor or an analyst.  Based on our knowledge of the banking industry, we do not believe that this misclassification would be considered material.  We inquired with our analyst regarding this misclassification and they stated that practically speaking, the Bank’s cash flow statement does not typically provide information that is analyzed due to the nature of the industry.  We believe a reasonable person could ascertain based on our current disclosures the substance of this transaction.

2.            We propose correcting the misclassification noted in your letter in our 2007 Form 10-K. MutualFirst Financial, Inc. must file the 2007 Form 10-K in approximately 60 days.  We believe given the nature of the misclassification and the timing related to our next scheduled filing, the revised information would be timely provided.

3.            MutualFirst Financial, Inc. believes that the “total mix” and the financial statements as a whole, as described in SAB 99, provides the investor an accurate picture of the necessary information to make an informed decision. We do not believe the misclassification would materially change the view of a possible investor.

Based on the foregoing, MutualFirst Financial, Inc. believes that restating the Consolidated Statement of Cash Flows in future filings is the best solution.  We do not believe a Form 8-K is necessary to disclose non-reliance on past financial statements due to the nonmaterial nature of the misclassification.

In connection with this response to the Staff’s comments, please also be advised that MutualFirst Financial, Inc acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration on this matter.

Sincerely,

/s/ David W. Heeter

David W Heeter
President and Chief Executive Officer
MutualFirst Financial, Inc.